EXHIBIT 12.1

TEXTRON INC.

MANUFACTURING GROUP
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months Ended October 1, 2016
Fixed charges:
Interest expense*	$105
Estimated interest portion of rents	28
Total fixed charges	$133

Income:
Income from continuing operations before income taxes	$582
Fixed charges	133
Dividends received from Finance group	29
Eliminate pretax income of Finance group	(15)
Adjusted income	$729

Ratio of income to fixed charges	5.48

*                Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.